SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s Id. (CNPJ/MF): 76.483.817/0001-20
Publicly Held Company
CVM Register No. 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power to the state of Paraná, with shares listed on BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), announces to its shareholders and the market in general that it has received from BARCLAYS Plc., pursuant to Article 12 of CVM Rule 358/02, the following information:

CIA PARANAENSE DE ENERGIA – COPEL
Rua Coronel Dulcídio, 800 – 3º andar
80420-170 – Curitiba, PR - Brasil
Att. Mr. Paulo Roberto Trompczynski
Investor Relations Officer
Phone: 55 41 3331-2910
Fax: 55 41 3331-3136
Email: paulo.trompczynski@copel.com

London, December 18, 2009

Companhia Paranaense de Energia – Disclosure of Sale of Relevant Shareholding

Dear Sirs,

1 The undersigned Barclays Plc. (“Barclays”), on behalf of its subsidiaries, Barclays Global Investors Ltd, Barclays Global Investors NA, Barclays Global Fund Advisors, Barclays Capital Securities Ltd, Barclays Capital Inc (jointly, “Subsidiárias Barclays”), hereby announces that Barclays Subsidiaries have sold preferred shares issued by Companhia Paranaense de Energia (“COPEL”) and that, on November 26, 2009, their combined shareholdings reached 6,372,698 preferred shares, representing approximately 4.97% of preferred shares issued by COPEL.

2 To comply with the provisions set forth in Article 12 of Rule 358 of the Brazilian Securities and Exchange Commission (“CVM”), dated January 3, 2002, as amended, Barclays hereby requests that COPEL’s Investor Relations Officer disclose the following information to CVM and the other competent authorities:

(i)

        a) Barclays Global Investors Ltd holds approximately 0.61% of the preferred shares issued by COPEL and its registered office is at 1 Churchill Place, London E14 5HP;

        b) Barclays Global Investors NA holds approximately 0.37% of the preferred shares issued by COPEL and its registered office is at 400 Howard Street, San Francisco, CA 94105-2618;

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s Id. (CNPJ/MF): 76.483.817/0001-20
Publicly Held Company
CVM Register No. 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

        c) Barclays Global Fund Advisors holds approximately 3.84% of the preferred shares issued by COPEL and its registered office is at 400 Howard Street, San Francisco, CA 94105-2618;

        d) Barclays Capital Securities Ltd holds approximately 0.09% of the preferred shares issued by COPEL and its registered office is at 1 Churchill Place, London E14 5HP; and

        e) Barclays Capital Inc holds approximately 0.07% of the preferred shares issued by COPEL and its registered office is at CT Corporation System, 1 Commercial Plaza, Hartford, Connecticut 06103.

(ii) Barclays Subsidiaries have sold preferred shares and their combined shareholdings have reached, 6,372,698 preferred shares issued by COPEL, as mentioned in item 1 above;

(iii) the abovementioned shareholdings are strictly for investment purposes and do not aim to alter COPEL's share control or administrative structure;

(iv) Barclays Subsidiaries do not hold debentures convertible into shares issued by COPEL; and

(v) no contracts or agreements have been executed by Barclays Subsidiaries regulating the exercise of voting rights or the purchase and sale of securities issued by COPEL.

3 Please do not hesitate to contact us in case of any further questions or comments concerning this issue.

Yours faithfully,

Barclays Plc
P. Geoff Smith

Curitiba, December 18, 2009

Paulo Roberto Trompczynski
Financial, Investor Relations and Shareholding Control Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.